On December 9, 2010, the Board of Directors approved a resolution to reorganize the Calvert VP Balanced Index Portfolio ("Acquired Portfolio") into Calvert VP SRI Balanced Portfolio ("Acquiring Portfolio"). The reorganization involved a transfer of all of the assets of the Acquired Portfolio for shares of the Acquiring Portfolio and the assumption of the liabilities of the Acquired Portfolio.  Shareholders of the Calvert VP Balanced Index Portfolio voted to approve the reorganization on April 15, 2011, and the merger took place at the close of business on April 29, 2011.